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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                                 PS Group, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1.00 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693624-108
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                                  (CUSIP Number)

                    Janice V. Sharry, Haynes and Boone, L.L.P.
             3100 Nations Bank Plaza, Dallas, TX 75202, (214) 651-5562
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                        (Name, Address and Telephone Number of
              Person Authorized to Receive Notices and Communications)

                                 March 6, 1996
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                      (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 693624-108           SCHEDULE 13D              Page  2   of  7  Pages
          ---------                                           ---     ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     ESL PARTNERS, L.P., a Delaware limited partnership
     22-2875193
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
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 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,198,270
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,198,270
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,198,270
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  7  Pages
                                                               ---    ---

ITEM 1.   SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety by the following paragraph:

     "This statement relates to the common stock, par value $1.00 per share (the "Common Stock") of PS Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4370 La Jolla Village Drive, Suite 1050, San Diego, California 92122."

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety by the following paragraphs:

     "This statement is filed on behalf of ESL Partners, L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner is ESL Investments, Inc., a Delaware corporation. Edward S. Lampert, a citizen of the United States ("Lampert"), is the controlling stockholder of ESL Investments, Inc. The executive officers and directors of ESL Investments, Inc. are as follows: Lampert, President and director, and E.J. Bird, a citizen of the United States ("Bird"), Vice President, Treasurer and Secretary. The General Partner, ESL Investments, Inc., Lampert and Bird are herein referred to as "Control Persons."

     The address of the principal offices of the Partnership, the General Partner and ESL Investments, Inc. is One Lafayette Place, Greenwich, Connecticut 06830. The business address of Lampert and Bird is One Lafayette Place, Greenwich, Connecticut 06830.

     The Partnership's principal business is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of the Partnership. The principal business of ESL Investments, Inc. is serving as the general partner of RBS. Lampert's principal business is serving as the President and director of ESL Investments, Inc. Bird's principal business is serving as Vice President, Treasurer and Secretary of ESL Investments, Inc.

     Neither the Partnership nor, to the best of its knowledge, any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     Neither the Partnership, nor, to the best of its knowledge, any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety by the following paragraphs:

     "The $12,608,037 used to make purchases of the Common Stock as previously reported pursuant to Schedule 13D came from the Partnership's working capital which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts."

ITEM 4.  PURPOSES OF THE TRANSACTION.

Item 4 is hereby amended and restated in its entirety by the following paragraphs:

     "The Partnership acquired the Shares for investment purposes in the ordinary course of business. Neither the Partnership nor any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth below. The Partnership and the Control Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the

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                                                          Page  4  of  7  Pages
                                                               ---    ---

extent deemed advisable in light of their general investment policies, market conditions or other factors.

     The Partnership previously sent a letter proposal to the Company dated December 20, 1994 concerning an amendment of the Company's Rights Agreement dated as of June 30, 1986 (the "Rights Agreement") to allow the Partnership to purchase Shares in excess of the 20% limitation set forth in the Rights Agreement.

     The Partnership sent a letter proposal to the Company dated March 6, 1996 concerning the dividend policy of the Company to encourage the Company to distribute cash to its stockholders."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety by the following paragraphs:

     "(a) The Partnership beneficially owns an aggregate of 1,198,270 shares (the "Shares") of Common Stock of the Company (which is approximately 19.9% of the Shares outstanding based on information reported in the Company's preliminary proxy statement filed with the Securities and Exchange Commission on February 9, 1996).

     Except as set forth herein, neither the Partnership nor, to its best knowledge, any Control Person beneficially owns any Shares.

     (b) The Partnership has sole voting power and sole dispositive power with respect to the Shares beneficially owned by the Partnership.

     (c) The Partnership has not engaged in any transactions in the Shares during sixty (60) days prior to the date hereof.

     (d) Neither the Partnership, nor to its best knowledge, any Control Person, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any Shares beneficially owned by the Partnership.

     (e)  not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety by the following paragraph:

     "None."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Item 7 is hereby amended and restated in its entirety by the following paragraphs:

     "*7.1   Letter Proposal dated December 20, 1994, from ESL
             Partners, L.P. to Mr. Charles E. Rickershauser, Jr. of PS  Group,
             Inc.

       7.2 Letter Proposal dated March 6, 1996, from ESL Partners, L.P. to the Board of Directors of PS Group, Inc.

     *previously filed"

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                                                          Page  5  of  7  Pages
                                                               ---    ---

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

     Date: March 6, 1996.


                                       ESL PARTNERS, L.P.


                                       By:  RBS Partners, L.P.,
                                             its general partner

                                       By:  ESL Investments, Inc.
                                             its general partner


                                       By:     /s/ E.J. Bird
                                          ------------------------------------
                                          Name:   E.J. Bird
                                          Title:  Vice President



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                                                          Page  6  of  7  Pages
                                                               ---    ---

                                 EXHIBIT INDEX


  EXHIBIT                  DESCRIPTION                          Page
  -------                  -----------                          ----

    7.2         Letter Proposal dated March 6, 1996,              7
                from ESL Partners, L.P. to the Board
                of Directors of PS Group, Inc.